Exhibit 99.5

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for shares or other securities of Melco Crown Entertainment Limited (the “Company”). Prospective investors should read the listing document dated November 30, 2011 (the “Listing Document”), issued by the Company for detailed information about the Company.

Unless otherwise defined in this announcement, capitalized terms in this announcement shall have the same meanings as those defined in the Listing Document.

Melco Crown Entertainment Limited

(Incorporated in the Cayman Islands with Limited Liability)

(Hong Kong Stock Code: 6883)

(NASDAQ Stock Symbol: MPEL)

DUAL PRIMARY LISTING BY WAY OF INTRODUCTION

ON THE MAIN BOARD OF THE STOCK EXCHANGE

OF HONG KONG LIMITED

Number of underlying Shares withdrawn from the ADS program,

the number of ADSs cancelled and the resulting number of

Shares tradable on the Hong Kong Stock Exchange

Joint Sponsors

‘in alphabetical order’

The Company issues this announcement to provide details of the number of underlying Shares withdrawn from the ADS program, number of ADSs cancelled and the resulting number of Shares tradable on the Hong Kong Stock Exchange.

Prospective investors in the Shares should refer to the Listing Document (including the section headed “Risk Factors” contained in the Listing Document), the formal notice dated November 30, 2011, the announcement regarding conversion of Shareholders’ loans dated November 30, 2011, the announcement regarding recent trading information in respect of the ADSs on the NASDAQ Global Select Market dated December 1, 2011, the announcement regarding Designated Dealers’ designated dealer identity numbers and number of Shares transferred to Hong Kong prior to Listing dated December 2, 2011 and the announcements regarding previous business day trading information in respect of the ADSs on the NASDAQ Global Select Market dated December 2, 2011, December 5, 2011 and December 6, 2011, respectively, issued by the Company before deciding to invest in the Shares.

NUMBER OF UNDERLYING SHARES WITHDRAWN FROM THE ADS PROGRAM, THE NUMBER OF ADSs CANCELLED AND THE RESULTING NUMBER OF SHARES TRADABLE ON THE HONG KONG STOCK EXCHANGE

As disclosed in the section headed “Listings, Registration, Dealings and Settlement” of the Listing Document, investors should give notice and valid instructions if they wish to withdraw the underlying Shares from the ADS program, cancel their ADSs and receive Shares tradable on the Hong Kong Stock Exchange, and that the Company will pay the fees associated with canceling ADSs and receiving Shares tradable on the Hong Kong Stock Exchange for all transfers requested during the Liquidity Period (the 30 day period from and including the Listing Date) or for the first 20,000,000 ADSs (representing 60,000,000 Shares) so converted and transferred, whichever shall occur first. The Company has been informed that as at December 5, 2011, no underlying Shares had been withdrawn from the ADS program, and no ADSs had been cancelled, therefore no Shares tradable on the Hong Kong Stock Exchange will be deposited into CCASS on the Listing Date as a result. However, there will be Shares available to the Joint Sponsors under the stock lending facilities of up to approximately 7% of the Shares in issue (and additional stock lending facilities of approximately up to 6% of the Shares in issue) pursuant to the Securities Lending Agreement and approximately 1% of the Shares in issue sold to the Joint Sponsors pursuant to the Sale and Repurchase Agreement, all of which will be Shares tradable on the Hong Kong Stock Exchange and will be deposited into CCASS on the Listing Date. The Company will pay the fees associated with canceling ADSs and receiving Shares tradable on the Hong Kong Stock Exchange for all transfers requested during the Liquidity Period or for the first 20,000,000 ADSs (representing 60,000,000 Shares) so converted and transferred, whichever shall occur first.

FURTHER ANNOUNCEMENT

Dealings in the Shares on the Hong Kong Stock Exchange are expected to commence on December 7, 2011. As stated in the section headed “Expected Timetable” and the section headed “Listings, Registration, Dealings and Settlement — Investor Education — Arrangements Involving our Company and the Joint Sponsors” in the Listing Document, a further announcement will be released on the Hong Kong Stock Exchange and the NASDAQ Global Select Market not later than 8:30 a.m. on December 7, 2011 to disclose, among other things, the then previous business day closing, day high and day low prices and trading volume of the ADSs on the NASDAQ Global Select Market.

By Order of the Board MELCO CROWN ENTERTAINMENT LIMITED Lawrence Yau Lung Ho Co-chairman

Hong Kong, December 6, 2011

As of the date of this announcement, the executive Director is Lawrence Yau Lung Ho; the non-executive Directors are James Douglas Packer, John Peter Ben Wang, Yuk Man Chung, William Todd Nisbet, and Rowen Bruce Craigie and the independent non-executive Directors are James Andrew Charles MacKenzie, Thomas Jefferson Wu, Yiu Wa Alec Tsui, and Robert Wason Mactier.

*	For identification purpose only

2